EXHIBIT 1.1

FRANCE TELECOM'S BY-LAWS
(as of February 25, 2003)

Article 1
Legal Form

The company, France Telecom, is a "société anonyme" (joint stock corporation) subject to applicable legislation, and specific governing laws, in particular Act No. 83-675 of July 23, 1983 and Act No. 90-568 of July 2, 1990, amended by Act No. 96-660 of July 26, 1996 and the present by-laws.

Article 2
Objects

In France and abroad, the company's objects, in conformity with the Post Office and Telecommunications code and article 3 of the Act of July 2, 1990 as amended, shall be as follows:

— to ensure all telecommunication services domestically and internationally;

— to ensure public service telecommunications services, and, in particular, to supply the global telecommunications service and the obligatory services defined in articles L 35-1 and L 35-5 of the Post Office and Telecommunications Code;

— to establish, develop and manage all necessary telecommunications networks open to the public and to ensure their interconnection with other public networks, in France and abroad;

— to supply all other services, installations, terminals, telecommunications networks, and to set up and operate all networks for the distribution of audio-visual services, and in particular radio broadcasting, television and/or multimedia services;

— to set up, purchase, rent and manage all real property and business assets, to lease, fit out and operate all structures, business assets, factories and workshops having a connection with one of the above mentioned purposes;

— to manage, purchase, operate or sell all processes or patents having a connection with one of the above mentioned purposes;

— the direct or indirect participation in all operations which may be linked to one of the abovementioned purposes, through the setting up of new companies, the contribution, subscription or purchase of securities or corporate rights, participatory interest, mergers, associations or any other means;

— and more generally, all industrial, commercial, financial, moveable or real property operations connected, directly or indirectly, wholly or partly, to any of the abovementioned purposes, to all similar or related purposes and even to all purposes likely to favor or increase the company's business.

Article 3
Business Name

The business name is "France Telecom".

Article 4
Registered Office

The registered office is at 6, place d'Alleray, Paris 75015, France.

The Board of Directors is empowered to transfer the company's registered office, within the applicable statutory terms and conditions.

Article 5
Term

The term of the company is ninety-nine years from December 31, 1996, unless otherwise wound up early or deferred.

Article 6
Share Capital

The registered capital is set at 4,748,634,896 Euros, divided up into 1,187,158,724 shares, each with a nominal value of 4 Euros. The shares are fully subscribed and paid up.

Article 7
Changes to the Capital

The share capital may be increased, reduced or amortised in accordance with statutory terms and conditions.

Changes to the capital may not result in the State losing its majority stake of the share capital.

Article 8
The Payment for Cash Shares

In the event of a share capital increase, cash shares, when applied for, shall be paid up in the minimum proportion provided for under the law. Partly paid up shares shall be registered shares until fully paid up. Payment of the remainder shall be made in one or several installments, pursuant to a decision by the Board of Directors, within a maximum time-limit of five years as of the date of the final capital increase.

Applicants will be informed of calls for funds by certified mail with acknowledgement of receipt within fifteen days at least of the date set for each payment. Payments shall be made either at the registered office, or any other place designated for this purpose.

Should the shareholder fail to pay by the date set by the Board of Directors, any amounts due shall bear interest, ipso jure, at the legal rate of interest, as of the due date for payment, without prejudice to other statutory proceedings and penalties. In particular, the company may force the sale of the securities that have not been paid up.

Article 9
Legal Forms of the Shares

Shares are either in nominative or bearer form, as decided by the shareholder and subject to statutory provisions.

The Company may at any time, including by request from the body responsible for the sale and purchase of its securities, use all statutory and regulatory provisions permitting identification of the holders of shares which confer immediately or subsequently the right to vote in shareholders' meetings, the quantity of securities held by each of them and, if applicable, any restrictions applying to the securities.

In addition to the statutory obligation to inform the Company of holdings of certain fractions of the capital or voting rights, any physical person or legal entity, acting alone or with others, holding directly or indirectly, within the meaning of Articles L. 233-7 et seq. of the Commercial Code (*Code de Commerce*), a number of shares, voting rights or securities representing shares corresponding to 0.5% of the capital or the voting rights of the company shall be bound, within five trading days of the date of registration of the securities allowing them to reach or to cross this threshold, to declare to the company the total number of shares, voting rights and securities giving access to the capital that they own by certified mail with return receipt.

This declaration shall be renewed in accordance with the aforementioned conditions each time a new 0.5% threshold is reached or crossed, whether upwards or downwards and irrespective of the reason, including beyond the 5% threshold.

In the event of non-compliance with the abovementioned provisions, the shareholder(s) in question shall be, in accordance with statutory provisions and limits, deprived of the voting rights attached to the shares exceeding the thresholds subject to such a declaration, insofar as one or more shareholders holding at least 0.5% of the capital or voting rights request this measure during the general meeting.

Article 10
Transfer and Passing on of Shares

The shares shall be freely negotiable, subject to statutory and regulatory provisions. They shall be registered on an account and may be transferred from account to account.

Article 11
Rights and Obligations of the Shares

Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby.

Furthermore, each share shall entitle its holder to vote and be represented in the general meetings in accordance with statutory rules and the provisions of these by-laws. Ownership of one share implies, ipso jure, adherence to the by-laws and the decisions of the general meeting.

The shareholders shall be liable for losses within the limits of their contributions to the company's capital.

The heirs, creditors, legal beneficiaries and other representatives of a shareholder may not place liens on the property or securities of the company, nor request the division or public sale, nor interfere in the administration of the company. For the proper exercise of their rights, they shall refer to the corporate records and to the decisions of the general meeting.

At times when ownership of several shares is necessary in order to exercise any right as in an exchange, grouping or allocation of shares, or as a consequence of a capital increase or decrease, merger or other corporate operation, the owners of isolated shares, or shares lower than the required amount, may only exercise the particular right on condition that the shareholder personally takes the required steps to group or, if applicable, purchase or sell the requisite shares.

Article 12
The Shares are Indivisible—Usufruct

1. The shares shall be indivisible with regard to the company.

Joint owners of indivisible shares shall be represented at general meetings by either owned or by a single proxy. In the event of disagreement, the proxy shall be appointed by the courts at the request of joint-owner so petitioning.

2. The voting rights attached to the share shall belong to the usufructuary at ordinary general meetings, and to the bare-owner at extraordinary general meetings.

Article 13
The Board of Directors

1. In accordance with the Act of July 2, 1990, as amended, the company will be managed by a Board of Directors of 21 members, made up as follows, as long as the State's direct or indirect interest in the share capital shall be less than or equal to 90%, and as long as its direct interest remains higher than half of the share capital:

  — fourteen members, including directors representing the State, appointed by decree, and directors representing the other shareholders appointed at the shareholders' General Meeting;

  — seven employee representatives elected in accordance with the terms and conditions set out in Article 5 of the Decree of December 27, 1996 approving the by-laws of France Telecom and containing various provisions concerning the operation of the national company.

2. The Board may appoint a secretary, even from outside its ranks.

3. The directors' term of office shall be shall be five years.

4. The term of directors not appointed at the General Meeting will not be remunerated. Expenses incurred by the directors in the exercise of their duties will be reimbursed upon production of supporting proof.

The General Meeting will determine the amount of compensation granted to directors appointed at the meeting who represent shareholders other than the State.

The Board of Directors, after a meeting expressly for that purpose, shall apportion this remuneration amongst these directors at their discretion.

5. Each director appointed by the General Meeting must own at least one company share.

6. The Board of Directors may request members of the company, or persons not with the company, to attend Board meetings, but without the right to participate in deliberations.

7. Persons requested to attend Board meetings shall be bound by the same confidentiality provisions as the directors themselves.

8. The Board of Directors may appoint, pursuant to a proposal from the Chairman, one or more shareholders as observers to the Board of Directors. Observers may be individuals, representatives of an institutional shareholder, or other.

The Board of Directors will establish the duration of the observers' term, which shall neither exceed five years, nor the end of the term of the directors representing the shareholders other than the state, who were members of the Board of Directors when the observers were appointed.

Observers are always eligible for re-election, but their term may be terminated at any time by the Board of Directors. In the event of a vacancy due to the death, resignation or any other reason of an observer, the Board of Directors may appoint another observer until the end of the former observer's term.

Observers must be present during meetings of the Board of Directors and may be consulted by the Board of Directors or the Chairman.

Observers are not financially compensated. However, the Board of Directors may authorize the company to reimburse incurred expenses.

Article 14
The Chairman of the Board of Directors—Appointment

Pursuant to a proposal from the Board, the Directors will appoint a Chairman of the Board of Directors by decree. The Chairman's term of office may not extend beyond his original term as a director. The Chairman's duties may be renewed in the same manner as his appointment. The Chairman's duties may be terminated in accordance with the conditions set out in Article 10 of the Act of July 26, 1983, concerning the democratisation of the public sector.

Article 15
Board Meetings

1. The Board of Directors shall convene as often as the company's interests so require, pursuant to notice from the Chairman.

The meeting will take place at the registered office or at any other place indicated in the notice to convene. In principle, the notice to convene must be given at least five days in advance by letter, telegram, telex or fax. It must contain the agenda. In the event of an emergency meeting, the notice may be given two days in advance.

Board of Directors meetings shall be chaired by the Chairman of the Board of Directors, failing which, the oldest of the directors.

2. The Board may not validly deliberate unless a quorum of at least half of its members are present or, as the case may be, are deemed to be present under the terms of (4) hereafter.

Decisions will be taken by a majority of members present, deemed to be present, or represented. In the event of a tie, the Chairman of the meeting shall cast the deciding vote.

3. An attendance sheet shall be kept which must be signed by the directors at the meeting of the Board of Directors and shall record, as the case may be, participation of any directors by videoconference. Board decisions shall be recorded in minutes drawn up in conformity with applicable legal provisions and signed by the Chairman of the meeting and by one director or, if the Chairman of the meeting is unable to attend, by two directors. Copies or extracts of the minutes are valid when certified by either the Chairman of the Board of Directors, a delegated managing director, a director temporarily delegated to the duties of chairman, or someone empowered for this purpose.

4. The Board of Directors, in accordance with statutory and regulatory requirements, may draw up rules fixing the terms and conditions under which directors who take part in a meeting of the Board by means of videoconferencing are deemed present, for calculating the quorum and the majority, the form and terms of application of which shall be set forth by decree.

Article 16
Powers of the Board of Directors

The Board of Directors shall determine the strategy of the company's activities and shall ensure its implementation. Subject to the powers expressly granted to the shareholders' meetings and to the Chairman of the Board of Directors and within the scope of the corporate objects, the Board shall take up all questions related to the management of the company and by its deliberations shall settle all related affairs.

The Board of Directors shall undertake such checks and verifications that it judges appropriate.

The Board of Directors may decide to set up special, consulting commissions to control, in particular, contracts, the procedures employed to enter into contracts, and to audit France Telecom's accounts.

The Board of Directors will determine the by-laws and powers of these commissions. The commissions will account to their tasks to the Board of Directors.

The Board of Directors may delegate these powers to any person it deems fit, even not belonging to the company, either in France or abroad, within the limits of the law and the present by-laws.

Article 17
Powers of the Chairman of the Board of Directors

The Chairman of the Board shall represent the Board of Directors. He shall organize and direct its work and make reports to the Shareholders' General Meeting. He shall ensure the proper functioning of the organs of the company and, in particular, ensure that the administrators are able to fulfill their duties.

The Chairman of the Board of Directors shall implement the policy of the company in accordance with the strategy determined by the Board. He shall assume personal responsibility for the general management of the company and represent the company in its dealings with third parties.

The Chairman of the Board of Directors is entrusted with the widest powers to act in all circumstances in the name of the Company, subject to powers expressly attributed by law to the Shareholders' Meetings, the Board of Directors and within the limits of the corporate objects.

The Chairman of the Board of Directors may authorize an unlimited number of individuals in partial substitution for his powers.

Article 18
Delegated General Managers

Following a proposal by the Chairman, the Board of Directors may appoint one or more physical persons to assist the Chairman, who shall be called Delegated Managing Directors. The maximum number of Delegated Managing Directors shall be set in accordance with applicable statutory requirements. Together with the Chairman, the Board of Directors shall determine the scope and the duration of the powers conferred upon the Delegated Managing Directors.

With respect to third parties, the Delegated Managing Directors shall have the same powers as the Chairman.

The Board of Directors shall determine the compensation of Delegated Managing Directors.

When the Chairman shall cease or be prevented from carrying out his duties, the Delegated Managing Directors shall maintain their duties and their responsibilities until a new Chairman is appointed, in the absence of a decision to the contrary by the Board.

Article 19
Statutory Auditors

The company's accounts shall be audited by two auditors appointed in conformity with the law and exercising their duties in accordance therewith.

Two deputy auditors shall be appointed to replace the official auditors in the event of refusal, prevention, resignation or death.

Article 20
General Meetings

1. The General Meetings consist of all shareholders who have paid their shares to date and have registered their names in an account before the date of meeting, in accordance with the following terms and conditions:

— in order to have the right to attend General Meetings, vote by proxy or representation by proxy, the owners of bearer shares or registered shares on an account not held by the company, shall deposit a certificate drawn up by the intermediary holding their accounts indicating that the shares are unavailable, until the date of the General Meeting, at the place stated in the notification not later than by 3:00 P.M. (Paris time) the day before the Meeting;

— in order to have the right to attend General Meetings, vote by proxy or representation by proxy, owners of registered shares on a company-held account must register their shares in their company-held account not later than by 3:00 P.M. (Paris time) the day before the Meeting.

Access to the General Meeting is open to Board members and their delegees or registered intermediaries upon providing proof of their status and identity. The Board of Directors may distribute personal admission cards to the shareholders, bearing their names, and require production.

For the calculation of the quorum and majority of any Shareholders' General Meeting, any shareholder taking part by videoconference or by other means of telecommunication that allows them to be identified shall be deemed to be present.

The Board of Directors, in accordance with statutory and regulatory requirements, shall organize participation and voting by these shareholders at the meeting. It shall in particular ensure the effectiveness of the means allowing for their identification.

Any shareholder may, in accordance with statutory and regulatory requirements, vote by proxy, or give a proxy to their spouse or to another shareholder, for the purpose of being represented at a General Meeting.

Shareholders may, in accordance with statutory and regulatory requirements, send their proxy or mail voting form, along with the document proving their status as shareholder, either hard copy or by electronic means up until 3:00 P.M. (Paris time) on the day before the General Meeting. Means of transmission shall be set forth by the Board of Directors in the notice for the Meeting and the notice to attend.

Shareholders not residing in metropolitan France may be represented by a registered intermediary as provided for by law.

2. The Board of Directors shall convene the general meetings, otherwise these duties will fall upon the auditors, or any person empowered for this purpose. General meetings shall convene at the registered office or in any other place indicated in the notice to convene.

Notice to convene shall be given at least fifteen days before the date of the meeting. If the meeting cannot be held for lack of the requisite quorum, the second meeting, and, if applicable, the second postponed meeting, shall be convened under the same conditions of form as the first but with at least six days advance notice.

3. The agenda for the Meeting shall be shown on the notice to convene. The person convening the Meeting shall draw up the agenda.

The Meeting shall be limited to questions on the agenda.

One or several shareholders, acting in accordance with statutory provisions and time-limits, representing at least the portion of capital required by law, shall have the possibility of requesting the addition of draft resolutions to the agenda.

An attendance sheet shall be kept at each Meeting, indicating the statutory requirements.

The Meetings shall be chaired by the Chairman of the Board of Directors or, in his absence, by a director delegated for this purpose by the Board, failing which, the Meeting shall itself elect a Chairman.

Vote counting shall be completed by the two members present at the Meeting, who volunteer and have the greatest number of votes, either personally or as proxies.

The committee shall appoint the secretary, who may be chosen from nonshareholders.

Committee members shall inspect, certify and sign the attendance sheet, to ensure the proper running of the discussions, to settle problems arising during the meetings, to check the votes cast, to oversee proper vote casting and to ensure that minutes are drawn up.

The minutes shall be drawn up, copies or abstracts of deliberations issued, and certified in conformity with the law.

4. Ordinary General Meetings are held to make all decisions which do not amend the bylaws. An ordinary General Meeting shall be convened at least once a year, within six months of the close of each business year, in order to approve the annual and consolidated accounts for the period, or, if extended, within a time-limit set by the courts.

Upon the first convocation, deliberations shall only be valid if the shareholders present or represented or having voted by correspondence, own at least one quarter of the shares entitled to vote. Upon a second convocation, no quorum is required. Decisions are made by majority votes of the shareholders present, represented or having voted by correspondence.

5. Only extraordinary general meetings shall have the power to amend the by-laws and any of their provisions. However, extraordinary meetings may not increase shareholders' commitments, except in properly executed operations involving share grouping.

Subject to legal provisions applying to capital increases from reserves, profits or premiums deliberations of extraordinary meetings shall only be valid if the shareholders present, represented or having voted by proxy own at least one-third of the shares, when convened for the first time, and one quarter when convened for the second.

Failing quorum, the second meeting may be postponed to a date no later than two months after the original date.

Subject to the same reservation, the second meeting shall make decisions at a two-thirds majority of the shareholders present, represented or having voted by correspondence.

Article 21
Shareholders' Right to Obtain Information

All shareholders shall have the right to obtain all necessary documents to make an informed decision in full knowledge of the facts and form an enlightened opinion on the management and operation of the company.

The nature of these documents and their distribution and availability shall be determined by law.

Article 22
The Business Year

The business year shall last twelve months. It shall begin on January 1st and end on December 31st of each year.

Article 23
Annual and Consolidated Accounts

The Board of Directors shall keep proper accounts of corporate activities and draw up annual and consolidated accounts, in conformity with applicable laws, regulations and standards.

Article 24
Allocation of Results from the Annual Accounts

The income statement, which recapitulates income and charges for the business year, shows the profit or loss for the year, by subtracting charges from income, after deduction of depreciation and provisions.

At least 5% shall be deducted from the profits of the business year less, if applicable, previous loss, in order to constitute the legal reserve. This deduction ceases to be mandatory when the reserve reaches one-tenth of share capital. Obligatory deduction shall come into effect once again when, for any reason whatsoever, the legal reserve falls below one-tenth.

Distributable profits consist of profits from the business year, less previous losses, plus profits carried forward and amounts allocated to reserves as stipulated by the law or the by-laws.

The General Meeting may reduce this profit by any amount for allocation to all optional reserve funds or to carrying it.

Furthermore, the General Meeting may distribute amounts withdrawn from its controlled reserves, indicating the reserve items from which the withdrawals are made. However, dividends are firstly made from the distributable profit of the business year.

Apart from capital reductions, dividend distribution may not be made to the shareholders where equity capital is, or would become, pursuant to such distribution, lower than the amount of capital plus reserves that may not be distributed, in accordance with the law or the by-laws. The revaluation differential may not be distributed. It may be incorporated into all or part of the capital.

Losses shall be recorded into a special account and charged against the profits of subsequent business years until extinguished.

Article 25
Payment of Dividends

The terms and conditions for the payment of the dividends voted by the General Meeting shall be determined at the General Meeting, or in lieu, by the Board of Directors.

However, payment of cash dividends shall be made within a maximum period of nine months after the business year closes, unless extended by court decision.

The ordinary General Meeting may grant each shareholder, for all or part of the dividend to be distributed, the choice between payment in cash or in shares, in conformity with legal provisions.

Interim dividends may be distributed before the accounts for the business year are approved where the balance sheet, drawn up during or at the end of a business year and certified by an auditor, shows that the company has made a profit since the close of the last business year, once requisite depreciation and provisions have been constituted and less any previous loss and amounts, if applicable, to be allocated to reserves, under the law or the by-laws, and taking account of profit carried forward. The amount of these accounts may not exceed the amount of the profit thus defined.

Dividends not claimed within five years of the payable date shall be prescribed.